15045996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KBC SECURITIES USA, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosalba Ragusa **(212) 541-0683**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
04 REGISTRATIONS BRANCH

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Rosalba Ragusa** ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KBC Securities USA, Inc.**______________________________, as of **December 31** , **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Rosalba Ragusa
Signature

Chief Financial Officer
Title

Gabrielle Paupeck
Notary Public

GABRIELLE PAUPECK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6176724
Qualified In New York County
My Commission Expires November 05, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors

KBC Securities USA, Inc.

We have audited the accompanying statement of financial condition of KBC Securities USA, Inc ("the Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Scope

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of KBC Securities USA, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 02, 2015

KBC Securities USA, Inc.

Statement of Financial Condition

December 31, 2014
(In Thousands, Except per Share Data)

Assets		
Cash	$	3,923
Cash segregated in compliance with federal regulations		1,500
Receivables from Affiliates		252
Other assets		87
Total current assets	$	5,762
Liabilities and stockholder's equity		
Payable to Affiliates	$	332
Other liabilities and accrued expenses		645
Total liabilities		977
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized, issued and outstanding		
Retained earnings		4,785
Total stockholder's equity		4,785
Total liabilities and stockholder's equity	$	5,762

See accompanying notes.

KBC Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Organization

KBC Securities USA, Inc. (formerly known as KBC Financial Products USA, Inc.) (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company, whereby KBC Group NV is the ultimate Parent of KBC Financial Holding, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Introducing Broker Dealer which engages in equity securities and acts as a chaperoning broker-dealer on an agency basis Pursuant to Rule 15a-6 with its foreign affiliate. The Company is in compliance with Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). The Company engages in "all-or-none" bond economics offerings, and equity private placement as a co-manager (in name only), and acts as a selling agent for equity securities underwriting.

2. Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

In accordance with industry practice, customer transactions are recorded on a settlement date basis, while the related commission and agency revenues and expenses are recorded on a trade date basis. Clearing broker balances are presented on a net basis in instances where a legal right of offset exists.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state, and local income taxes are calculated as if the Company files on a separate return basis.

The Company provides for income taxes in accordance with ASC No. 740, *Income Taxes* ("ASC No. 740"). The Company records deferred income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not that the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

2. Significant Accounting Policies (continued)

taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

ASC No. 740 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a tax position is required to meet before being recognized in the Statement of Financial Condition. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company accounts for interest and penalties as a component of income tax expense.

The Company follows ASC No. 450, *Contingencies* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

3. Cash

The Company reflects cash on deposit held at a bank in the amount of $3,922,960 which is reflected on the Statement of Financial Condition as Cash.

4. Receivables from Clearing Broker

The Company engaged in U.S. equity transactions business, and acted as a fully disclosed broker dealer where it cleared all of its U.S. equity transactions using JP Morgan as its clearing agent. On January 16, 2014 the Company ceased their U.S. equity transaction business; as a result, the Company and JP Morgan terminated their relationship at the end of second quarter 2014. On July 2, 2014 the Company transferred its cash balance of $4,061,902 at a bank.

5. Underwriting Business

The Company participates in all-or-none underwritings, which are offerings of a security in which the entire issue must be sold or the offering is void. With this arrangement the lead underwriter has the ability to cancel the offering if the entire issue is not sold. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined and collection is reasonably assured. These fees are non-recurring in nature. At December 31, 2014, the Company reported $67,500 as underwriting fee receivables of which was reported in Other Assets in its Statement of Financial Condition.

The Company translates its foreign currency denominated assets and liabilities at the current exchange rate at the Statement of Financial Condition date.

6. Related-Party Transactions

The Company acts as agent for its foreign affiliate in certain transactions with customers. The Company and its affiliates provide to each other certain support and other services for which they compensate each other pursuant to service agreements. At December 31, 2014, the Company reported $251,831 and $19,589 as Receivables from and Payable to Affiliates respectively relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has expense sharing agreements with KBC Securities NV, a foreign affiliate of the Company, which governs the allocation of expenses between the Company and KBC Securities NV with respect to the global system infrastructure operated and maintained by KBC Securities NV which is used by the Company; KBC Securities NV also provides to the Company services such as research reports to be used at conferences. At December 31, 2014, the Company reported $167,481 as Payable to Affiliates relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with the Parent which governs for providing substantially all personnel services to the Company as a direct cost allocation. The Parent is reimbursed for these services by the Company. At December 31, 2014, the Company reported $79,202 as Payable to Affiliates relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBC Bank NV, New York Branch ("KBC Bank NV"), an affiliate of the Company, which governs the allocation of expenses between the Company and KBC Bank NV with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. At December 31, 2014, the Company reported $65,765 as Payable to Affiliates relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

7. Net Capital and Other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2014, the Company's net capital was $4,396,859, which exceeds the minimum requirement by $4,146,859.

7. Net Capital and Other Regulatory Requirements (continued)

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as agent for its foreign affiliates, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. Although the Company maintains approximately $1,500,049 as Cash segregated in compliance with Rule 15c3-3 of the SEC, the computation as of December 31, 2014 did not reflect a requirement.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is required to compute a 15c3-3 calculation pursuant to SEC Rule 15c3-3; however based on discussion with the SEC it has been deemed appropriate to file an exemption report based on SEC FAQ6 and SEC release No. 34-70073.

8. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees. Participants are permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

9. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes.

The net deferred tax assets at December 31, 2014 which are reflected in Other assets consist of:

	Deferred Tax Assets	Valuation Allowance	Net Deferred Tax Assets
		(In Thousands)	
Federal	$ 6,028	$ (6,028)	$ –
State and local	3,469	(3,469)	–
Total	$ 9,497	$ (9,497)	$ –

9. Income Taxes (continued)

The Company's deferred tax assets at December 31, 2014 result primarily from federal, state, and local net operating losses and accrued deferred bonus expenses. As of December 31, 2014, the Company has net operating loss carryforwards that expire between 2028 through 2034 which amount to $17,003,510, $47,511,643, and $17,086,425 for federal, state, and local tax purposes, respectively.

The Company maintains a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are likely to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.

As of December 31, 2014, the Company has state and local taxes payable to its Parent of $1,335 which are calculated based on the Company's assets. These amounts are included in Other Liabilities and accrued expenses.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. The Parent's 2011, 2012, and 2013 Federal, New York State and New York City corporate income tax returns are open for review.

10. Subsequent Events

The Company has evaluated subsequent events through March 2, 2015, the date the Statement of Financial Condition is available to be issued, and has determined that there are no subsequent events which require disclosure in the Statement of Financial Condition.

KBC Securities USA, Inc.
Exemption Report
Fiscal Year Ended December 31, 2014

KBC Securities USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC) (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company did not make a claim of exemption from Rule 15c3-3 for the period of June 01, 2014 through December 31, 2014 however the Company may file an Exemption Report based on permission granted by the SEC Division of Trading and Markets (refer to the letter dated October 30, 2014). That permission was based on the Company's business activities being limited to acting as an intermediary for a foreign affiliate that is not registered with the SEC pursuant to SEC Rule 15a-6 and "all or none" bond economics offerings, and equity private placement as co-manager and selling agent for equity securities underwriting. The Company does not hold customer funds or securities; as such it is compliant pursuant to SEC Release No. 34-70073 Footnote 74 and SEC FAQ 6 whereby a broker-dealer that does not hold customer funds or securities is required to file an exemption report.

The Company had no additional obligations under Rule 15c3-3 other than those that may directly result from the following business activities: acting as an intermediary for a foreign affiliate that is not registered with the SEC pursuant to SEC Rule 15a-6.

KBC Securities USA, Inc.

Name of Company

I, Rosalba Ragusa, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Name: Rosalba Ragusa
Title: Chief Financial Officer

March 2, 2015

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors

KBC Securities USA, Inc.

We have reviewed management's statements, included in the accompanying KBC Securities USA, Inc. exemption report, in which (1) The company stated it did not make a claim of exemption from Rule 15c3-3 for the period of June 1, 2014 through December 31, 2014, however the Company may file an Exemption Report based on permission granted by the SEC Division of Trading and Markets (refer to the letter dated October 30, 2014). That permission was based on the Company's business activities being limited to acting as an intermediary for a foreign affiliate that is not registered with the SEC pursuant to SEC Rule 15a-6 and "all or none" bond economics offerings, and equity private placement as co-manager and selling agent for equity securities underwriting. The Company does not hold customer funds or securities; as such it is compliant pursuant to SEC Release No. 34-70073 Footnote 74 and SEC FAQ 6 whereby a broker-dealer that does not hold customer funds or securities is required to file an exemption report. (2) The Company had no additional obligations under Rule 15c3-3 other than those that may directly result from the following business activities: acting as an intermediary for a foreign affiliate that is not registered with the SEC pursuant to SEC Rule 15a-6.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 02, 2015